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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                           SCHEDULE 13G
                          (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                      PURSUANT TO RULE 13d-2(b)

                        (Amendment No. __) *


                   First Federal Bancorporation
        --------------------------------------------------
                        (Name of Issuer)


                           Common Stock
        --------------------------------------------------
                  (Title of Class of Securities)


                           319979100
                     --------------------
                        (CUSIP Number)



     -------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [x] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                   Page 1 of 5 pages
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CUSIP No. 319979100              13G          Page 2 of 5 Pages


1.   NAMES OF REPORTING PERSONS:

     Walter R. Fankhanel

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER             56,870

6.   SHARED VOTING POWER          339,848

7.   SOLE DISPOSITIVE POWER:       56,870

8.   SHARED DISPOSITIVE POWER:    339,848

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 396,718

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES:*    [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   27.87%

12.  TYPE OF REPORTING PERSON:*   IN


               *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 319979100              13G          Page 3 of 5 Pages

             Securities and Exchange Commission
                   Washington, D.C.  20549


ITEM 1(a)  NAME OF ISSUER.
           First Federal Bancorporation

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           214 5th Street
           Bemidji, Minnesota  56601

ITEM 2(a)  NAME OF PERSON(S) FILING.
           Walter R. Fankhanel


ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP.
           United States of America

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $.01 per share.

ITEM 2(e)  CUSIP NUMBER.
           319979100

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
           OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS
           A:

           Not applicable.

ITEM 4.  OWNERSHIP.
         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

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CUSIP No. 319979100              13G          Page 4 of 5 Pages

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.

        No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale if the shares held by the reporting person.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

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CUSIP No. 319979100              13G          Page 5 of 5 Pages

ITEM 10. CERTIFICATION.

         By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/ Walter R. Fankhanel                        February 7, 2000
___________________________________            _________________
Walter R. Fankhanel, as Individual                  Date
   Trustee